RUBICON MINERALS CORPORATION

December 18, 2012

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attention:          Ms. Tia L. Jenkins,
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Dear Ms. Jenkins;

Re:           Rubicon Minerals Corporation, File No. 001-32292

This letter is in response to your letter of December 5, 2012 wherein you make two comments on our Form 40-F filing, for the year ended December 31, 2011, filed on March 28, 2012.

In your letter you asked and we are responding to the following:

Comment 1.

“We note that the audit reports of your independent registered chartered accountants are unsigned. Please tell us how these audit reports comply with rule 2-02(a)(2) of Regulation S-X and Item 302 of Regulation S-T.”

Response:

Although the audit reports were signed at the time of original filing, the signatures were inadvertently left off the documents filed on EDGAR. We will file an amended Form 40-F/A on EDGAR in the next 10 business days, including conformed signatures to the audit reports of the independent chartered accountants.  We have on file original signatures for these reports. We are also filing newly signed consents of the Auditors and new certifications of the Company’s officers.

Comment 2.

“We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1 that you applied upon adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify for us the items or class of items to which the exceptions were applied, describing the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions.”

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6.  Tel: 604-623-3333 / Fax: 604-623-3355
 Website: www.rubiconminerals.com
RMX.TSX   RBY:NYSE-MKT

Response:

In preparing our financial statements under IFRS as at January 1, 2010, we complied with the requirements of IFRS 1, paragraphs 14-17 and appendix B. The disclosures under paragraph 23, and further detailed in paragraphs 24-31C, are included primarily in Note 23, “Transition to IFRS”, of our financial statements. We do not believe that there are further disclosures required by paragraphs 14-17 or appendix B that are not included in our financial statements.

The most significant items in our financial statements impacted by the mandatory exceptions of IFRS 1 were various estimates.

Paragraphs 14 to 17 of IFRS 1 prohibit estimates made on the transition to IFRS from being inconsistent with the estimates made for the same date in accordance with previous GAAP, unless those estimates were in error.  This issue arises where the use of later acquired information might change the amount of the estimate actually made, if the later information had been know at that date.  The Company’s significant estimates are listed in note 2(e) to its financial statements.

Certain of the estimates disclosed in note 2(e) were impacted by the application of the mandatory exception. We did not evaluate the impact of hindsight on our previous estimates; however, in certain cases with the application of hindsight, the recorded amounts associated with our estimates may have been different.

A summary of our consideration of IFRS, Appendix B is as follows:

1.	IFRS 1, Appendix B, paragraphs B2 and B3 – Derecognition of financial assets and financial liabilities

We did not have any historical transactions impacted by these provisions.

2.           IFRS 1, Appendix B, paragraphs B4, B5 and B6 – Hedge Accounting

This exception did not impact our financial statements because (a) we had no derivatives that were recognized in our financial statements under Canadian GAAP.  (b) we did not have deferred gains or losses relating to derivatives on our financial statements under Canadian GAAP; and (c) we did not apply hedge accounting under Canadian GAAP.

3.           IFRS 1, Appendix B, paragraph B7 - Non-controlling interests

This exception did not impact our financial statements because we do not have any non-controlling interests.

The Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please contact us if you need further clarification.

Yours very truly,
RUBICON MINERALS CORPORATION
Per

/s/ Robert Lewis

Robert Lewis
Chief Financial Officer